UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 001-41568

Erayak Power Solution Group Inc.

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025

+86-577-86829999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On December 16, 2022, Erayak Power Solution Group Inc. (the “Company”) closed its initial public offering (the “IPO”) of 3,000,000 Class A ordinary shares, par value $0.0001 per share (the “Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-262292), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 21, 2022 (as amended, the “Registration Statement”). The Registration Statement was declared effective by the SEC on December 13, 2022. The Shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “RAYA” on December 14, 2022.

In connection with the IPO, the Company issued a press release on December 14, 2022 announcing the pricing of the IPO and a press release on December 16, 2022 announcing the closing of the IPO, respectively. Copies of each press release are attached hereto as Exhibit 99.1 and Exhibit 99.2 and are incorporated by reference herein.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Erayak Power Solution Group Inc.

Date: December 19, 2022	By:	/s/ Lingyi Kong
	Name:	Lingyi Kong
	Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release on Pricing of the Company’s Initial Public Offering
99.2	Press Release on Closing of the Company’s Initial Public Offering

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